December 11, 2003

Mr. Ron J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc
One Kiddie Drive
Avon Massachusetts 02322-1171

Dear Ron:

I just hung up the telephone on John Beals telephone call to me.

Ron, I appreciated your thoughtfulness in having your CFO call me. However, I was unable to learn why you are paying the dividend in December and not delaying payment to January, a new tax year.

No one said the Board of Directors did not "consider" my suggestion made July 24,2003 to please delay payment of the scheduled year end December 15, 2003 payment until January 2, 2003 for the benefit of every tax paying shareholder (which is far and away most of them, according to my examination and analysis of the shareholdings), but it is very clear now from John's opening words to me just moments ago, that the directors "did not want to change the payment date", that they gave the suggestion short shrift, and probably forgot all about it until I wrote to you upon seeing the dividend declared on December 5.

This of course is evidence of the fact that the Board of Directors did not give the payment date any serious consideration way in advance of the announcement date on December 5 and clearly did not even want to consider it following my making this point at the July 24th Board of Directors meeting.

First of all, John Beals would not tell me what factors were considered in determining why it was better to pay the dividend in the closing days of 2003 rather than delay payment until the opening days of 2004. I asked him if he could list some of the factors that the Board of Directors considered in the determination of the December payment in their preference to making a January payment.

He could not and that is clearly the reason he would not.

Paying the dividend to individual shareholders in December is a shareholder unfriendly thing to do. Far and away shareholders of KIDD are taxpayers. You and I are and the Board of Directors is as well. All employees are taxpayers. All the mutual funds have taxpaying holders and the mutual funds only own about 25% of KIDD shares, many have IRA's as shareholders to whom a dividend in December or January would make little or no difference whatever.

So all in all, about 75% of shares are held by individuals and the majority I will bet you anything are taxpayers. All of us would have benefited from a year's grace on payment of income taxes from receipt of cash income.

But I submit to you that when I asked John, "did the board make a pile of all the reasons to pay the dividend in December and another pile of all the reasons to pay the dividend in January; which pile was higher?" He said, "I am not going to get into that."

Give me a break Ron; please don't take me for a fool or for someone born yesterday. I do not view you that way.

If you and the Board of Directors had good reasons, or even a good reason, to pay the dividend in December and not in January, then why couldn't John have "gotten into that"?

He couldn't, it became clear, because the Board of Directors did not consider my suggestion last July 24th, did not even think about it, did not take it seriously and probably did not take the payment date as an important enough matter to debate or discuss or ask questions about. It was probably placed in front of them without any forethought and rubber stamped as a trivial and unimportant and non-controversial matter.

That this Company gets a zero in Finance 101, and a failure in Shareholder Relations101 comes as no surprise. But what does come as a surprise is your complete failure to seriously and fully consider any suggestions a shareholder makes. Why is this Ron?

In this case the Company would have earned a bit more interest on the cash to be paid out in dividends -- 22+ days more to be precise, since from December 15 to the first real business day of 2004 will be a period of 22 days.

Is this fair treatment of shareholders? Is this fair treatment of a longstanding shareholder's suggestion? Is this not giving short shrift to a perfectly reasonable suggestion? Is this anyway to run a public Company?

I ask you Ron, and the Board of Directors; what exactly was it that convinced you to pay the dividend December 15th and not delay it until January 5, 2004?

Warmly,

Larry

Lawrence J. Goldstein
LJG/es
Page 2 of 3

Stocks overlooked or ignored by otherwise intelligent investors TM SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


Stocks overlooked or ignored by otherwise intelligent investors TM